Exhibit 99.3

Execution Version

8,000,000 Shares

ONCOLYTICS BIOTECH INC.

(incorporated under the Business Corporations Act (Alberta))

Common Shares

PURCHASE AGREEMENT

February 20, 2013

PIPER JAFFRAY & CO.

U.S. Bancorp Center

800 Nicollet Mall

Minneapolis, Minnesota 55402

WEDBUSH SECURITIES INC.

One Bush Street, 17th Floor

San Francisco, California 94104

As Representative of the several

Underwriters named in Schedule I hereto

Ladies and Gentlemen:

Oncolytics Biotech Inc., a company incorporated under the Business Corporations Act (Alberta) (the “Company”), proposes to sell to the several underwriters (the “Underwriters”) named in Schedule I hereto for whom Piper Jaffray & Co. and Wedbush Securities Inc. are acting as representatives (the “Representatives”), an aggregate of 8,000,000 common shares (the “Firm Shares”) of shares of the Company. The Company has also granted to the several Underwriters an option to purchase up to an aggregate of 1,200,000 additional common shares of the Company, on the terms and for the purposes set forth in Section 3 hereof (the “Option Shares”). The common shares of the Company are herein referred to as the “Common Shares” and the Firm Shares and any Option Shares purchased pursuant to this Purchase Agreement are herein collectively called the “Securities.”

The Company hereby confirms its agreement with respect to the sale of the Securities to the several Underwriters.

1. Registration Statement and Prospectus. The Company has prepared and filed with the securities regulatory authorities (the “Qualifying Authorities”) in the provinces of British Columbia, Alberta, Manitoba and Ontario (the “Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated June 21, 2012 (the “Canadian Preliminary Base Prospectus”), and a final short form base shelf prospectus dated July 3, 2012, in respect of an aggregate of up to Cdn$150,000,000 in certain securities of the Company, including Common Shares (collectively, the “Shelf Securities”). The Alberta Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued (a “Receipt”) on behalf of itself and the other Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated July 3, 2012 relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”). The Company has also prepared and filed with the Qualifying Authorities in accordance with the Canadian Shelf Procedures a preliminary prospectus supplement dated February 19, 2013 relating to the Securities, which excluded certain information (relating to the offering price of the Securities and the number of Securities being offered (the “Canadian Preliminary Prospectus Supplement”, together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Preliminary Prospectus”).

The Company has also prepared and filed with the United States Securities and Exchange Commission (the “Commission”), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission (the “MJDS”), a registration statement on Form F-10 (File No. 333-182260) covering the registration of the Shelf Securities under the United States Securities Act of 1933, as amended (the “Securities Act” or “Act”) and the rules and regulations (the “Rules and Regulations”) of the Commission thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” The Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations, as filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act is herein called the “U.S. Preliminary Prospectus Supplement”, and together with the U.S. Base Prospectus, and including all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Rules and Regulations, is hereinafter called the “U.S. Preliminary Prospectus.”

In addition, the Company (i) shall prepare and file with the Qualifying Authorities in accordance with Section 4(a) hereof a final prospectus supplement (the “Canadian Final Prospectus Supplement”) to the Canadian Base Prospectus relating to the Securities, which includes the information relating to the offering price of the Securities and the number of Securities being offered which was omitted from the Canadian Preliminary Prospectus Supplement (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Final Prospectus”), and (ii) shall prepare and file with the Commission pursuant to General Instruction II.L of Form F-10 and in accordance with Section 4(a) hereof the Canadian Final Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations, (the “U.S. Final Prospectus Supplement”) to the U.S. Base Prospectus relating to the offering of the Securities (including all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to the Rules and Regulations, together with the U.S. Base Prospectus, the “U.S. Final Prospectus”). The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are referred to herein as the “Preliminary Prospectuses,” and the U.S. Final Prospectus and the Canadian Final Prospectus are referred to herein as the “Final Prospectuses.” Any amendment to the Canadian Final Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, business acquisition report or material change report that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Securities, where such document is deemed to be incorporated by reference into the Canadian Final Prospectus, is referred to herein collectively as the “Supplementary Material.” Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the Commission after the date of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the Rules and Regulations and (ii) any such document so filed.

The Underwriters shall offer the Securities for sale to the public directly and through other investment dealers and brokers in the Qualifying Jurisdictions and the United States only as permitted by applicable law and upon the terms and conditions set forth in the Preliminary Prospectuses and this Agreement. The Underwriters agree that they will not, directly or indirectly, distribute the Registration Statement, the Preliminary Prospectuses or the Final Prospectuses or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than the Qualifying Jurisdictions or such states of the United States in which the Securities are duly qualified under U.S. federal and applicable U.S. state securities laws, in such manner as to require registration of the Securities or the filing of a prospectus or any similar document with respect to the Securities by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction. Sales of Securities in the Qualifying Jurisdictions may be made only by or through a dealer appropriately registered under applicable Canadian Securities Laws or in circumstances where an exemption from the Canadian registered dealer requirements is available, or such requirements do not apply.

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

For purposes of this Agreement, all references to the Registration Statement, the U.S. Base Prospectus or the U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus (as defined below) or the U.S. Final Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”). For purposes of this Agreement, all references to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the

U.S. Preliminary Prospectus or the U.S. Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and which is deemed to be incorporated therein by reference therein or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be.

2. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the several Underwriters as follows:

(a) The Company is a reporting issuer (or equivalent thereof) in each Qualifying Jurisdiction, is not in default under the securities laws of any Qualifying Jurisdiction, and is in compliance in all material respects with its timely disclosure obligations under the Exchange Act, the Canadian Securities Laws and the requirements of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (“NASDAQ”). The Company meets the general eligibility requirements for use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. At the time of filing the Registration Statement the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. The Reviewing Authority has issued the Receipt on behalf of itself and the other Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus; subsequent to the issuance of the Receipt for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed with the Qualifying Authorities, except for any document filed with the Qualifying Authorities subsequent to the date of such Receipt in the form heretofore delivered to the Representatives.

(b) The Statutory Prospectus (as defined below) at the time of filing thereof or the time of first use within the meaning of the Rules and Regulations will comply with the requirements of the Securities Act and the Rules and Regulations and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in this paragraph do not apply to statements in or omissions from the Statutory Prospectus, made in reliance upon and in conformity with written information relating to an Underwriter furnished to the Company by any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 6(f).

(c) The Original Registration Statement initially became effective under the Securities Act on July 9, 2012 has become effective or will become effective upon filing with the Commission. The Company has complied, to the Commission’s satisfaction, with all requests of the

Commission for additional or supplemental information (if any). No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company (including the Securities) has been issued or made by any Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by any such authority. Any request on the part of the Commission, any Qualifying Authority or any other securities commission, stock exchange or other regulatory authority for additional information in connection with the offering contemplated hereby has been complied with.

(d) Each part of the Registration Statement and any post-effective amendment thereto, at the time each such part became effective, at all other subsequent times until the expiration of the Prospectus Delivery Period (as defined below), and at the First Closing Date and the Second Closing Date (as defined below), as the case may be, complied and will comply in all material respects with the applicable requirements and provisions of Form F-10, the Securities Act, the Rules and Regulations and the Exchange Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The U.S. Preliminary Prospectus at the time it was first filed in accordance with General Instruction II.L of Form F-10, the time of first use within the meaning of the Rules and Regulations, at the Time of Sale, at all subsequent times until expiration of the Prospectus Delivery Period, and at the First Closing Date and the Second Closing Date, as the case may be, did conform to the Canadian Preliminary Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10. The U.S. Final Prospectus, at the time it is first filed in accordance with General Instruction II.L of Form F-10, or the time of first use within the meaning of the Rules and Regulations, at all subsequent times until expiration of the Prospectus Delivery Period, and at the First Closing Date and the Second Closing Date, as the case may be, did and will conform to the Canadian Final Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations, and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The representations and warranties set forth in this paragraph do not apply to statements in or omissions from the Registration Statement, or any post-effective amendment thereto, or the Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with written information relating to an Underwriter furnished to the Company by any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 6(f).

At the time of filing thereof with the Qualifying Authorities and at the First Closing Date and the Second Closing Date: (A) the Canadian Preliminary Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) complied and will comply in all material respects with the securities laws applicable in the Qualifying Jurisdictions and the respective rules and regulations made and forms prescribed under such laws together with applicable published policy statements, national instruments and multilateral instruments (including, without limitation, the Canadian Shelf Procedures) and applicable notices, decision documents and blanket orders of the Qualifying Authorities made in connection with the transactions contemplated by this Agreement (collectively, the “Canadian Securities Laws”); and (B) the Canadian Preliminary Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) constituted and will constitute full, true and plain disclosure of all material facts relating to the Securities and the Company and its subsidiaries, taken as a whole, and did not and will not contain a misrepresentation, as defined under Canadian Securities Laws, and did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The representations and warranties set forth in this paragraph do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the Final Prospectuses, or any amendments or supplements thereto, made in reliance upon and in conformity with written information relating to an Underwriter furnished to the Company by any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 6(f).

(e) Neither (A) any Issuer General Free Writing Prospectus(es) issued at or prior to the Time of Sale and set forth on Schedule II, the information set forth on Schedule III and the Statutory Prospectus at the Time of Sale, all considered together (collectively, the “Time of Sale Disclosure Package”), nor (B) any individual Issuer Limited-Use Free Writing Prospectus (as defined below), when considered together with the Time of Sale Disclosure Package, includes or included as of the Time of Sale any untrue statement of a material fact or omit or omitted as of the Time of Sale to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from any Statutory Prospectus or any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by the Underwriters specifically for use therein; it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 6(f). As used in this paragraph and elsewhere in this Agreement:

(i) “Time of Sale” means 8:30 a.m. (New York time) on the date of this Agreement, or such other time as agreed to by the Company and the Representatives.

(ii) “Statutory Prospectus” means the U.S. Base Prospectus, as amended and supplemented immediately prior to the Time of Sale, including any document incorporated by reference therein and any prospectus supplement (including the U.S. Preliminary Prospectus) deemed to be a part thereof. For purposes of this definition, information contained in a form of prospectus filed in accordance with General Instruction II.L of Form F-10 shall be considered to be included in the Statutory Prospectus as of the actual time that form of prospectus is filed with the Commission under the Securities Act.

(iii) “Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act, including without limitation any “free writing prospectus” (as defined in Rule 405 under the Securities Act) relating to the Securities that (A) is required to be filed with the Commission by the Company, or (B) is exempt from filing pursuant to Rule 433(d)(5)(i) under the Securities Act because it contains a description of the Securities or of the offering that does not reflect the final terms, or is a “bona fide electronic roadshow,” as defined in Rule 433 of the Rules and Regulations, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Securities Act.

(iv) “Issuer General Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Schedule II hereto.

(v) “Issuer Limited-Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Free Writing Prospectus.

(f) (A) Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the Prospectus Delivery Period or until any earlier date that the Company notified or notifies the Underwriters as described in Section 4(c)(B), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, any Statutory Prospectus or the Final Prospectus. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished in writing to the Company by any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 6(f).

(B) (1) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Securities and (2) at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the Securities Act, in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 of the Securities Act (without taking account of any determination by the Commission pursuant to Rule 405 of the Securities Act that it is not necessary that the Company be considered an ineligible issuer), nor an “excluded issuer” as defined in Rule 164 under the Securities Act.

(C) Each Issuer Free Writing Prospectus satisfied, as of its issue date and at all subsequent times through the Prospectus Delivery Period, all other conditions to use thereof as set forth in Rules 164 and 433 under the Securities Act.

(g) The U.S. Preliminary Prospectus and the U.S. Final Prospectus delivered or to be delivered to the Underwriters for use in connection with this offering was or will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. The Canadian Preliminary Prospectus and the Canadian Final Prospectus delivered or to be delivered to the Underwriters for use in connection with this offering was or will be identical to the electronically transmitted copies thereof filed by the Company with the Qualifying Authorities pursuant to SEDAR.

(h) The Company has not distributed and will not distribute any prospectus or other offering material in connection with the offering and sale of the Securities other than the Time of Sale Disclosure Package or the Final Prospectuses or other materials permitted by the Securities Act to be distributed by the Company; provided, however, that, except as set forth on Schedule II, the Company has not made and will not make any offer relating to the Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act, except in accordance with the provisions of Section 4(p) of this Agreement.

(i) The financial statements of the Company, together with the related notes, set forth or incorporated by reference in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses comply in all material respects with the requirements of the Securities Act and the Exchange Act and Canadian Securities Laws and fairly present the financial condition of the Company as of the dates indicated and the results of operations and changes in cash flows for the periods therein specified in conformity with International Financial Reporting Standards as adopted by the International Accounting Standards Board, consistently applied throughout the periods involved; and the supporting schedules included in the Registration Statement, if any, the Time of Sale Disclosure Package and the Final Prospectuses have been derived from the accounting records of the Company and present fairly the information required to be stated therein. No other schedules or financial statements are required to be included in the Registration Statement, the Time of Sale Disclosure Package or the Final Prospectuses.

To the Company’s knowledge, Ernst & Young LLP, which has expressed its opinion with respect to the financial statements filed as a part of the Registration Statement and included in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, are independent public accountants as required by the Securities Act, the Rules and Regulations and Canadian Securities Laws, are in good standing with the Canadian Public Accountability Board and are independent with respect to the Company within the meaning of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for the periods required under the general instruction (III.B.) of Form F-10, and are also independent with respect to the Company as required by applicable Canadian Securities Laws and applicable Canadian professional standards. There has not been a “reportable event” (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) between Ernst & Young LLP and the Company. Except as described in the Time of Sale Disclosure Package and the Final Prospectuses, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations), or any other relationships with unconsolidated entities or other persons, that may have a material current or, to the Company’s knowledge, future effect on the Company’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenue or expenses. All non-GAAP financial information included in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses complies with the requirements of Regulation G under the Securities Act and Canadian Securities Laws regarding the use of non-GAAP financial information. As of the First Closing Date or Second Closing Date, as applicable, there will be no material change in the capital stock or increase in long-term debt of the Company and subsidiaries consolidated as compared with amounts shown in the September 30, 2012 unaudited consolidated balance sheet included in the Registration Statement, except in all instances for changes or increases which the Registration Statement and the Canadian Final Prospectus discloses have occurred or may occur, except in all cases for the exercise of outstanding options and warrants between the date of this Agreement and the First Closing Date and Second Closing Date.

(j) The Company has been duly incorporated and is validly existing as a company in good standing under the Business Corporations Act (Alberta). Each subsidiary of the Company has been duly organized and is validly existing as a corporation in good standing under the laws of its jurisdiction of its incorporation. Each of the Company and its subsidiaries has full corporate power and authority to own its properties and conduct its business as currently being carried on and as described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, and is duly qualified to do business as a foreign corporation in good standing in each jurisdiction in which it owns or leases real property or in which the conduct of its business makes such qualification necessary, except where the failure to so qualify could not result in a material adverse change in the general affairs, condition (financial or otherwise), business, prospects, property, operations or results of operations of the Company and its subsidiaries, taken as a whole (“Material Adverse Change”).

(k) Except as contemplated in the Time of Sale Disclosure Package and in the Final Prospectuses, subsequent to the respective dates as of which information is given in the Time of Sale Disclosure Package, (a) neither the Company nor any of its subsidiaries has incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions, or declared or paid any dividends or made any distribution of any kind with respect to its capital stock; and (b) there has not been any change in the capital stock (other than a change in the number of outstanding shares of Common Shares due to the issuance of equity compensation awards under the Company’s equity compensation plans or shares upon the exercise of outstanding options or warrants or conversion of convertible securities), or any material change in the short-term or long-term debt (other than as a result of the conversion of convertible securities), or any issuance of options, warrants, convertible securities or other rights to purchase the capital stock, of the Company (other than issuances of equity compensation awards under the Company’s equity compensation plans), or any Material Adverse Change or any development which could reasonably be expected to result in any Material Adverse Change.

(l) Except as set forth in the Time of Sale Disclosure Package and in the Final Prospectuses, there is not pending or, to the knowledge of the Company, threatened or contemplated, any action, suit or proceeding (a) to which the Company or any of its subsidiaries is a party or (b) which has as the subject thereof any officer or director of the Company or any subsidiary, any employee benefit plan sponsored by the Company or any subsidiary or any property or assets owned or leased by the Company or any subsidiary before or by any court or governmental agency, authority or body, or any arbitrator, which, individually or in the aggregate, might reasonably be expected to result in any Material Adverse Change, or would materially and adversely affect the ability of the Company to perform its obligations under this Agreement or which are otherwise material in the context of the sale of the Securities. There are no current or pending legal, governmental or regulatory actions, suits or proceedings (x) to which the Company or any of its subsidiaries is subject or (y) which has as the subject thereof any officer or director of the Company or any subsidiary, any employee plan sponsored by the Company or any subsidiary or any property or assets owned or leased by the Company or any subsidiary, that are required to be described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses by the Rules and Regulations and that have not been so described.

(m) There are no statutes, regulations, contracts or documents that are required by the Securities Act or by the Rules and Regulations to be described in the Registration Statement, the Time of Sale Disclosure Package and in the Final Prospectuses or to be filed as exhibits to the Registration Statement that have not been so described or filed.

(n) This Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid, legal and binding obligation of the Company, enforceable in accordance with its terms, except as rights to indemnity hereunder may be limited by federal, state or provincial securities laws and except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity. The execution, delivery and performance of this Agreement and the consummation of the transactions herein contemplated will not (A) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company any of its subsidiaries pursuant to any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or the Subsidiary is subject, (B) result in any violation of the provisions of the charter, articles of incorporation or by-laws of the Company or any of its subsidiaries or (C) result in the violation of any law or statute or any judgment, order, rule, regulation or decree of any court or arbitrator or federal, state, provincial, local or foreign governmental agency or regulatory authority having jurisdiction over the Company or any of its subsidiaries or any of their properties or assets, except, in the case of clause (A), as would not result in a Material Adverse Change. No consent, approval, authorization or order of, or registration or filing with, any court or governmental agency or body is required for the execution, delivery and performance of this Agreement or for the consummation of the transactions contemplated hereby, including the issuance or sale of the Securities by the Company, except such as may be required under the Securities Act, the rules of the Financial Industry Regulatory Authority (“FINRA”), the approval of listing of the Securities by the TSX or the NASDAQ or state securities or blue sky laws and Canadian Securities Laws; and the Company has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby including the authorization, issuance and sale of the Securities as contemplated by this Agreement.

(o) All of the issued and outstanding shares in the capital of the Company, including the outstanding Common Shares, are duly authorized and validly issued, fully paid and nonassessable, have been issued in compliance with all U.S. and Canadian securities laws, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities that have not been waived in writing (a copy of which has been delivered to counsel to the Underwriters), and the holders thereof are not subject to personal liability by reason of being such holders; the Securities which may be sold hereunder by the Company have been duly authorized and, when issued, delivered and paid for in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable, and the holders thereof will not be subject to personal liability by reason of being such holders; and the authorized share capital of the Company, including the Common Shares, conforms to the description thereof in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses. Except as otherwise described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, (A) there are no preemptive rights or other rights to subscribe for or to purchase, or any restriction upon the voting or transfer of, any Common Shares pursuant to the Company’s charter, by-laws or any agreement or other instrument to which the Company or any of its subsidiaries is a party or by which the Company is bound, (B) neither the filing of the Registration Statement or the Canadian Final Prospectus nor the offering or sale of the Securities as contemplated by this Agreement gives rise to any rights for or relating to the registration of any shares of Common Shares or other securities of the Company (collectively “Registration Rights”) and (C) any person to whom the Company has granted Registration Rights has agreed not to exercise such rights until after expiration of the Lock-Up Period (as defined below). All of the issued and outstanding shares of capital stock of each of the Company’s subsidiaries have been duly and validly authorized and issued and are fully paid and nonassessable, and, except as otherwise described in the Registration Statement, in the Time of Sale Disclosure Package and in the Final Prospectuses, the Company owns of record and beneficially, free and clear of any security interests, claims, liens, proxies, equities or other encumbrances, all of the issued and outstanding shares of such stock. The Company has an authorized and outstanding capitalization as set forth in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses. The Common Shares (including the Securities) conforms in all material respects to the description thereof contained in the Time of Sale Disclosure Package and the Final Prospectuses. Except as set forth in the Time of Sale Disclosure Package and the Canadian Final Prospectus, the Company is not a participant in any joint venture, partnership or similar arrangement.

(p) Except as described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, there are no options, warrants, agreements, contracts or other rights in existence to purchase or acquire from the Company any shares in the capital of the Company or any subsidiary of the Company any shares of the capital stock of the Company or any subsidiary of the Company. The description of the Company’s stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Time of Sale Disclosure Package and the Final Prospectuses accurately and fairly presents the information required to be shown with respect to such plans, arrangements, options and rights. Each grant of an option (A) was duly authorized no later than the date on which the grant of such option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto and (B) was made in accordance with the terms of the applicable Company stock plan, and all applicable laws and regulatory rules or requirements, including all applicable securities laws.

(q) The Company and each of its subsidiaries holds, and is operating in compliance in all material respects with, all material franchises, grants, authorizations, licenses, permits, easements, consents, certificates and orders of any Governmental Authority or self-regulatory body required for the conduct of its business, and all such material franchises, grants, authorizations, licenses, permits, easements, consents, certifications and orders are valid and in full force and effect; and neither the Company nor any its subsidiaries has received notice of any revocation or modification of any such material franchise, grant, authorization, license, permit, easement, consent, certification or order or has reason to believe that any such material franchise, grant, authorization, license, permit, easement, consent, certification or order will not be renewed in the ordinary course; and the Company and each of its subsidiaries is in compliance in all material respects with all applicable U.S. and Canadian federal, provincial, state, local and foreign laws, regulations, orders and decrees.

(r) The Company and each of its subsidiaries has good and marketable title to all property (whether real or personal) described in the Registration Statement, in the Time of Sale Disclosure Package and in the Final Prospectuses as being owned by them, in each case free and clear of all liens, claims, security interests, other encumbrances or defects except such as are described in the Registration Statement, in the Time of Sale Disclosure Package and in the Final Prospectuses. The property held under lease by the Company and its subsidiaries is held by them under valid, subsisting and enforceable leases with only such exceptions with respect to any particular lease as do not interfere in any material respect with the conduct of the business of the Company or its subsidiaries.

(s) The Company and each of its subsidiaries owns, possesses, or can acquire on reasonable terms, all Intellectual Property (as defined below) necessary for the conduct of the Company’s and each of its subsidiaries’ business as now conducted or as described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses to be conducted, except as such failure to own, possess, or acquire such rights would not result in a Material Adverse Change. Except as set forth in the Registration Statement, in the Time of Sale Disclosure Package and in the Final Prospectuses, (A) to the knowledge of the Company, there is no infringement, misappropriation or violation by third parties of any such Intellectual Property, except as such infringement, misappropriation or violation would not result in a Material Adverse Change; (B) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company’s or any of its subsidiaries’ rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (C) the Intellectual Property owned by the Company and its subsidiaries, and to the knowledge of the Company, the Intellectual Property licensed to the Company and its subsidiaries, has not been adjudged invalid or unenforceable, in whole or in part, and there is no pending or threatened action, suit, proceeding or claim by others challenging the validity, enforceability or scope of any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (D) there is no pending or threatened action, suit, proceeding or claim by others that the Company or any of its subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property or other proprietary rights of others, and neither the Company nor and any of its subsidiaries has received any written notice of such claim and the Company is unaware of any other fact which would form a reasonable basis for any such claim (including any such claim that could be brought at the time the Company or its subsidiaries commercializes any products); (E) to the Company’s knowledge, no employee of the Company or any of its subsidiaries is in or has ever been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company nor any of its subsidiaries or actions undertaken by the employee while employed with the Company or any of its subsidiaries, except as such violation would not result in a Material Adverse Change; (F) with respect to each patent and patent application owned or purported to be owned by the Company or any of its subsidiaries, the inventors of the subject matter claimed by such patent or patent application have assigned to the Company or such subsidiary, pursuant to a valid, written assignment agreement, all of their respective rights in such subject matter and patent or patent application, and all such patent applications are held and/or recorded in the name of the Company or such subsidiary; and (G) the Company and its subsidiaries have and, to the best knowledge of the Company, its patent counsel have, complied with its duty of disclosure requirements before the U.S. Patent and Trademark Office with respect to all U.S. patents and/or U.S. applications, and its duty of disclosure requirements, if any, for any foreign patents and/or foreign applications. “Intellectual

Property” shall mean all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, domain names, technology, know-how and other intellectual property.

(t) Neither the Company nor any of its subsidiaries is (A) in violation of its respective articles of incorporation, by laws or other organizational documents; (B) in breach of or otherwise in default, and no event has occurred which, with notice or lapse of time or both, would constitute such a default in the performance or observance of any term, covenant, obligation, agreement or condition contained in any bond, debenture, note, indenture, loan agreement, mortgage, deed of trust or any other material contract, lease or other instrument to which it is subject or by which any of them may be bound, or to which any of the material property or assets of the Company or any of its subsidiaries is subject; or (C) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except in the case of (B) and (C) as would not individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

(u) The Company and each of its subsidiaries has timely filed all United States federal, Canadian federal, state, provincial, local and foreign income and franchise tax returns required to be filed and is not in default in the payment of any material taxes which was payable pursuant to said returns or any assessments with respect thereto, other than any which the Company and any of its subsidiaries is contesting in good faith. There is no pending dispute with any taxing authority relating to any of such returns, and the Company has no knowledge of any proposed liability for any tax to be imposed upon the properties or assets of the Company for which there is not an adequate reserve reflected in the Company’s financial statements included in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses.

(v) Other than the subsidiaries of the Company listed in Exhibit 8 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, the Company, directly or indirectly, owns no capital stock or other equity or ownership or proprietary interest in any corporation, partnership, association, trust or other entity.

(w) The Common Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act, are listed on the NASDAQ under the ticker symbol “ONCY,” and are listed on the TSX under the symbol “ONC”. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from the NASDAQ or the TSX nor has the Company received any notice that it is not in compliance with the listing or maintenance requirements of the NASDAQ or the TSX. The Company believes that it is, and has no reason to believe that it will not in the foreseeable future continue to be, in material compliance with all such listing and maintenance requirements. Except as described in the Registration Statement, the Time of Sale Disclosure Package or the Final Prospectuses, there are no affiliations among the Company’s directors and officers and members of the FINRA. Except as previously disclosed to counsel for the Underwriters or as set forth in the Time of Sale Disclosure Package and the Final Prospectuses, to the knowledge of the Company, no beneficial owners of the Company’s capital stock or subordinated debt who, together with their associated persons and affiliates, hold in the aggregate 10% or more of such capital stock or subordinated debt, have any direct or indirect association or affiliate with a FINRA member. A Registration Statement relating to the Common Shares on Form 8-A or other applicable form under the Exchange Act has become effective.

(x) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards as adopted by the

International Accounting Standards Board, and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Registration Statement, in the Time of Sale Disclosure Package and in the Final Prospectuses, the Company’s internal control over financial reporting is effective and none of the Company, its board of directors and audit committee is aware of any “significant deficiencies” or “material weaknesses” (each as defined by the rules adopted by the Commission) in its internal control over financial reporting, or any fraud, whether or not material, that involves management or other employees of the Company and its subsidiaries who have a significant role in the Company’s internal controls; and since the end of the latest audited fiscal year, there has been no change in the Company’s internal control over financial reporting (whether or not remediated) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s board of directors has, subject to the exceptions, cure periods and the phase in periods specified in the applicable stock exchange rules (“Exchange Rules”), validly appointed an audit committee to oversee internal accounting controls whose composition satisfies the applicable independence and other requirements of the Exchange Rules and Canadian Securities Laws, and the Company’s board of directors and/or the audit committee has adopted a charter that satisfies the requirements of the Exchange Rules and Canadian Securities Laws.

(y) The Company and its subsidiaries maintain disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers Annual and Interim Filings; such controls and procedures are effective to ensure that all material information concerning the Company and any of its subsidiaries is made known, on a timely basis, to the individuals responsible for the preparation of the Company’s filings with the Commission and the Qualifying Authorities. The Company has utilized such controls and procedures in preparing and evaluating the disclosures in the Registration Statement, in the Time of Sale Disclosure Package and in the Final Prospectuses. Neither the Company’s board of directors nor the audit committee has been informed, nor is any director of the Company or the Company aware, of (A) any significant deficiencies in the design or operation of the Company’s internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weakness in the Company’s internal controls; or (B) any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the Company’s internal controls.

(z) No relationship, direct or indirect, exists between or among the Company, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company, on the other hand, which is required to be described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses which is not so described. The Company has not, directly or indirectly, extended or maintained credit, or arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of its directors or executive officers in violation of applicable laws, including Section 402 of the Sarbanes-Oxley Act.

(aa) Except as described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, the Company and each of its subsidiaries: (A) is and at all times has been in material compliance with all applicable U.S., Canadian and foreign statutes, rules, regulations, or guidances applicable to Company and its subsidiaries and the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company (“Applicable Laws”), except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; (B) have not received any notice of adverse finding, warning letter, untitled letter or other correspondence or notice from the U.S. Food and Drug Administration or any other

U.S. or Canadian federal, state, provincial or foreign governmental authority having authority over the Company (“Governmental Authority”) alleging or asserting noncompliance with any Applicable Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”); (C) possess all material Authorizations and such Authorizations are valid and in full force and effect and are not in violation of any term of any such Authorizations; (D) have not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Authority or third party alleging that any product operation or activity is in violation of any Applicable Laws or Authorizations and have no knowledge that any such Governmental Authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (E) have not received notice that any Governmental Authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations and the Company has no knowledge that any such Governmental Authority is considering such action; and (F) have filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent submission).

(bb) To the Company’s knowledge, the studies, tests and preclinical and clinical trials conducted by or on behalf of the Company were and, if still pending, are, in all material respects, being conducted in accordance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all Applicable Laws and Authorizations, including, without limitation, the United States Federal Food, Drug and Cosmetic Act and the laws, rules and regulations of the Therapeutic Products Directorate, the European Medicines Agency, the European Commission’s Enterprise Directorate General and the regulatory agencies within each Member State granting Marketing Authorization through the Mutual Recognition Procedure or any other federal, provincial, state, local or foreign governmental or quasi-governmental body exercising comparable authority; the descriptions of the results of such studies, tests and trials contained in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses are accurate and complete in all material respects and fairly present the data derived from such studies, tests and trials; the descriptions in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses of the results of such clinical trials are consistent in all material respects with such results and to the Company’s knowledge there are no other studies or other clinical trials whose results are materially inconsistent with or otherwise materially call into question the results described or referred to in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses; and the Company has not received any notices or correspondence from any Governmental Authority requiring the termination, suspension or material modification of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company or its subsidiaries. The Company uses commercially reasonable efforts to review, from time to time, the progress and results of the studies, tests and preclinical and clinical trials and, based upon (i) the information provided to the Company by the third parties conducting such studies, tests, preclinical studies and clinical trials that are described in the Prospectus and the Company’s review of such information, and (ii) the Company’s actual knowledge, the Company reasonably believes that the descriptions of the results of such studies, tests, preclinical studies and clinical trials are accurate and complete in all material respects.

(cc) The Company and each of its subsidiaries (A) is in compliance with any and all applicable United States and Canadian federal, state, provincial, local and foreign laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (B) has received and are in material compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business; and (C) has not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except in any such case for any such failure to comply, or failure to receive required permits, licenses or approvals, or liability as would not, individually or in the aggregate, result in a Material Adverse Change.

(dd) The documents incorporated by reference in the Time of Sale Disclosure Package and in the Final Prospectuses, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to all applicable requirements of the Securities Act or the Exchange Act and all applicable requirements of Canadian Securities Laws, and were filed on a timely basis with the Commission and with the Qualifying Authorities, and none of such documents contained a misrepresentation as defined under Canadian Securities Laws or an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; any further documents so filed and incorporated by reference in the Time of Sale Disclosure Package or in the Final Prospectuses, when such documents are filed with the Commission, will conform in all material respects to all applicable requirements of the Exchange Act and all applicable requirements of Canadian Securities Laws, and will not contain a misrepresentation as defined under Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied or will comply when so filed and at the First Closing Date and the Second Closing Date, as the case may be, in all material respects with Canadian Securities Laws, and did not or will not contain a misrepresentation as defined under Canadian Securities Laws, and none of such documents contained or will contain at the time of its filing and at the First Closing Date and the Second Closing Date, as the case may be, any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

(ee) The Company and each of its subsidiaries (A) is in compliance, in all material respects, with any and all applicable United States and Canadian federal, state, provincial, local and foreign laws, rules, regulations, treaties, statutes and codes promulgated by any and all governmental authorities (including pursuant to the Occupational Health and Safety Act, if applicable) relating to the protection of human health and safety in the workplace (“Occupational Laws”); (B) has received all material permits, licenses or other approvals required of it under applicable Occupational Laws to conduct its business as currently conducted; and (C) is in compliance, in all material respects, with all terms and conditions of such permit, license or approval. No action, proceeding, revocation proceeding, writ, injunction or claim is pending or, to the Company’s knowledge, threatened against the Company or any of its subsidiaries relating to Occupational Laws, and the Company does not have knowledge of any facts, circumstances or developments relating to its operations or cost accounting practices that could reasonably be expected to form the basis for or give rise to such actions, suits, investigations or proceedings. Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is maintained, administered or contributed to by the Company, or any of its affiliates for employees or former employees of the Company or any of its subsidiaries and has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to, ERISA and the Internal Revenue Code of 1986, as amended (the “Code”). No prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption; and for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no “accumulated funding deficiency” as defined in Section 412 of the Code has been incurred, whether or not waived, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions.

(ff) Except as set forth in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, neither the Company nor any of its subsidiaries has granted rights to develop, manufacture, produce, assemble, distribute, license, market or sell its products to any other person and is not bound by any agreement that affects the exclusive right of the Company or such subsidiary to develop, manufacture, produce, assemble, distribute, license, market or sell its products.

(gg) Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses is not based on or derived from sources that are reliable and accurate in all material respects.

(hh) Other than as contemplated by this Agreement, the Company has not incurred any liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(ii) Each of the Company, its subsidiaries, its affiliates and to the Company’s knowledge any of their respective officers, directors, or employees, has not violated, its participation in the offering will not violate, and the Company and each of its subsidiaries has instituted and maintains policies and procedures designed to ensure continued compliance with, each of the following laws: anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, the Corruption of Foreign Public Officials Act (Canada) or any other law, rule or regulation of similar purposes and scope, or anti-money laundering laws, including but not limited to, applicable federal, state, provincial, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 US. Code section 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any Executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder.

(jj) (A) Neither the Company nor any of its subsidiaries, nor to the knowledge of the Company any or their directors, officers or employees, agent, affiliate or representative of the Company or its subsidiaries, is an individual or entity that is, or is owned or controlled by an individual or entity that is: (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Sudan and Syria); (B) neither the Company nor any of its subsidiaries will, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity: (i) to fund or facilitate any activities or business of or with any individual or entity or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or (ii) in any other manner that will result in a violation of Sanctions by any individual or entity (including any individual or entity participating in the offering, whether as underwriter, advisor, investor or otherwise); (C) for the past five years, neither the Company nor any of its subsidiaries has knowingly engaged in, and is not now knowingly engaged in, any dealings or transactions with any individual or entity, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(kk) The Company and each of its subsidiaries carries, or is covered by, insurance from reputable insurers in such amounts and covering such risks as the Company reasonably believes is adequate for the conduct of its business and the value of its properties and the properties of its subsidiaries, as is customary for companies engaged in similar businesses in similar industries; all policies of insurance and any fidelity or surety bonds insuring the Company or any of its subsidiaries or its business, assets, employees, officers and directors are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; there are no claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any of its subsidiaries has been refused any insurance coverage sought or applied for; and neither the Company nor any of its subsidiaries has reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Change.

(ll) No labor problem or dispute with the employees of the Company exists or is threatened or to the knowledge of the Company is imminent.

(mm) No subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company, except as described in or contemplated by the Time of Sale Disclosure Package and the Final Prospectuses.

(nn) Neither the Company, nor, to the knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company has (A) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (B) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (C) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada) or the U.S. Foreign Corrupt Practices Act of 1977; or (D) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(oo) The Company is not and, after giving effect to the offering, the sale of the Securities and the intended use of proceeds of the offering, will not be an “investment company,” as such term is defined in the Investment Company Act of 1940, as amended.

(pp) Except as described in the Final Prospectuses or otherwise obtained by the Company, no approval of the shareholders of the Company is required for the Company to issue and deliver to the Underwriters the Securities, including such as may be required pursuant to the rules and regulations of any trading market.

(qq) No forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) or forward-looking information (within the meaning of Canadian Securities Laws) contained in the Registration Statement, the Time of Sale Disclosure Package or the

Final Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(rr) The Company is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission thereunder.

(ss) There is no control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s articles of incorporation or by-laws, the Business Corporations Act (Alberta) or other applicable Canadian laws that is or could reasonably be expected to become applicable to any of the Underwriters as a result of the Underwriters and the Company fulfilling their obligations or exercising their rights under the Agreement, including, without limitation, the Company’s issuance of the Securities and the Underwriters’ ownership of the Securities.

Any certificate required to be delivered by the Company hereunder will, when signed by any officer of the Company and delivered to the Underwriters or to counsel for the Underwriters, be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

3. Purchase, Sale and Delivery of Securities.

(a) On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to issue and sell the Firm Shares to the several Underwriters, and each Underwriter agrees, severally and not jointly, to purchase from the Company the number of Firm Shares set opposite the name of such Underwriter in Schedule I hereto, subject to adjustments in accordance with Section 9 hereof. The purchase price for each Firm Share shall be $3.76 per share. In making this Agreement, each Underwriter is contracting severally and not jointly; except as provided in Section 8 hereof, the agreement of each Underwriter is to purchase only the respective number of Firm shares specified in Schedule I.

The Firm Shares will be delivered by the Company to the Representatives for the accounts of the several Underwriters against payment of the purchase price therefor by wire transfer of same day funds payable to the order of the Company at the offices of Piper Jaffray & Co., U.S. Bancorp Center, 800 Nicollet Mall, Minneapolis, Minnesota, or such other location as may be mutually acceptable, at 9:00 am Central time on the third (or if the Firm Shares are priced, as contemplated by Rule 15c6-1(c) under the Exchange Act, after 4:30 p.m. Eastern time, the fourth) full business day following the date hereof, or at such other time and date as the Representatives and the Company determine pursuant to Rule 15c6-1(a) under the Exchange Act, such time and date of delivery being herein referred to as the “First Closing Date.” If the Representatives so elect, delivery of the Firm Shares may be made through the facilities of the Depository Trust Company’s DWAC system to the accounts at The Depository Trust Company designated by the Representatives.

(b) On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company hereby grants to the several Underwriters an option to purchase all or any portion of the Option Shares to be sold by the Company hereunder, at the same purchase price as the Firm Shares, for use solely in covering any over-allotments made by the Underwriters in the sale and distribution of the Firm Shares. The option granted hereunder may be exercised in whole or in part at any time and from time to time within 30 days after the effective date of this Agreement upon notice (confirmed in writing) by the Representatives to the Company setting forth the aggregate number of Option Shares as to which the several Underwriters are exercising the option, the names and denominations in which the certificates for the Option Shares are to be registered and the date and time, as determined by the Representatives, when the Option Shares are to be delivered, such time and date being herein referred to as the “Second Closing” and “Second Closing Date”, respectively; provided, however, that the Second Closing Date shall not be earlier than the First Closing Date nor earlier than the second business day after the date on which the option shall have been exercised. The number of Option Shares to be purchased by each Underwriter shall be the same percentage of the total number of Option Shares to be purchased by the several Underwriters as the number of Firm Shares to be purchased by such Underwriter is of the total number of Firm Shares to be purchased by the several Underwriters, as adjusted by the Representatives in such manner as the Representatives deem advisable to avoid fractional shares. No Option Shares shall be sold and delivered unless the Firm Shares previously have been, or simultaneously are, sold and delivered.

The Option Shares will be delivered by the Company to the Representatives or the accounts of the several Underwriters against payment of the purchase price therefor by wire transfer of same day funds payable to the order of the Company at the offices of Piper Jaffray & Co., U.S. Bancorp Center, 800 Nicollet Mall, Minneapolis, Minnesota, or such other location as may be mutually acceptable, at 9:00 am Central time, on the Second Closing Date. If the Representatives so elect, delivery of the Option Shares may be made be made through the facilities of the Depository Trust Company’s DWAC system to the accounts at The Depository Trust Company designated by the Representatives.

(c) Certificates evidencing the Securities in definitive form and in such denominations and registered in such names as the Representatives shall request pursuant to an instruction letter from the Representatives or in the notice of option exercise, as applicable, will be made available for checking at a reasonable time preceding the First Closing Date or the Second Closing Date, as applicable, at the office of Piper Jaffray & Co., 800 Nicollet Mall, Minneapolis, Minnesota, or such other location as may be mutually acceptable.

(d) It is understood that Piper Jaffray, individually and not as Representatives of the several Underwriters, may (but shall not be obligated to) make payment to the Company, on behalf of any Underwriter for the Securities to be purchased by such Underwriter. Any such payment by you shall not relieve any such Underwriter of any of its obligations hereunder. Nothing herein contained shall constitute any of the Underwriters an unincorporated association or partner with the Company.

4. Covenants. The Company covenants and agrees with the several Underwriters as follows:

(a) During the period beginning on the date hereof and ending on the later of the Second Closing Date and such date the Final Prospectuses are no longer required by law to be delivered (assuming the absence of Rule 172 under the Securities Act), in connection with sales by an Underwriter or dealer (the “Prospectus Delivery Period”), prior to amending or supplementing the Registration Statement, the Time of Sale Disclosure Package or the Final Prospectuses, the Company shall furnish to the Underwriters for review a copy of each such proposed amendment or supplement, and the Company shall not file any such proposed amendment or supplement to which the Representative or counsel to the Underwriters reasonably object. Subject to this Section 4(a), immediately following execution of this Agreement, the Company will prepare the Canadian Final Prospectus Supplement in accordance with the Canadian Shelf Procedures and the U.S. Final Prospectus Supplement, consisting of the Canadian Final Prospectus Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rule and Regulations, in each case in a form reasonably approved by the Representative, and will file (i) the Canadian Final Prospectus Supplement with the Qualifying Authorities pursuant to the Canadian Shelf Procedures as soon as possible but not later than 8:00 a.m. (Toronto time) on February 21, 2013, and (ii) the U.S. Final Prospectus Supplement with the Commission pursuant to General Instruction II.L of Form F-10 as soon as possible and in any event within one business day of the filing of the Canadian Final Prospectus Supplement with the Qualifying Authorities.

(b) After the date of this Agreement, the Company will advise the Representatives in writing, promptly after it shall receive notice or obtain knowledge thereof, (A) of the receipt of any comments of, or requests for additional or supplemental information from, the Commission or any of the Qualifying Authorities, relating to the Registration Statement (B) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to any Preliminary Prospectus, the Time of Sale Disclosure Package or the Final Prospectuses, (C) of the time and date that any post-effective amendment to the Registration Statement becomes effective, (D) of the issuance by the Commission or any of the Qualifying Authorities of any stop order or cease trade order suspending the effectiveness of the Registration Statement or the Canadian Base Prospectus, or any post-effective amendment thereto, or of any order preventing or suspending its use or the use of any Preliminary Prospectus, the Time of Sale Disclosure Package, the Final Prospectuses or any Issuer Free Writing Prospectus, (E) of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose, or (F) of any proceedings to remove, suspend or terminate from listing or quotation the Common Shares from any securities exchange upon which it is listed for trading or included or designated for quotation, or of the threatening or initiation of any proceedings for any of such purposes in each case during the two year period after the date of this Agreement; and the Company will promptly use its best efforts to prevent the issuance of any stop order or cease trade order or to obtain its withdrawal if such a stop order or cease trade order should be issued. Additionally, The Company will notify the Representatives promptly, and confirm the notice as applicable, (1) when the Canadian Final Prospectus Supplement shall have been filed with the Qualifying Authorities pursuant to the Canadian Shelf Procedures, (2) when the U.S. Final Prospectus Supplement shall have been filed with the Commission pursuant to General Instruction II.L of Form F 10, (3) prior to the termination of the offering of the Securities, of any request by the Qualifying Authorities to amend or supplement, as applicable, the Canadian Base Prospectus, the Canadian Final Prospectus or any document incorporated by reference therein or for additional information or of any request by the Commission to amend the Registration Statement or to amend or supplement, as applicable, the U.S. Base Prospectus, the U.S. Final Prospectus or any document incorporated by reference therein or for additional information, (4) of the time when, prior to the termination of the offering of the Securities, any amendment or supplement, as applicable, to the Canadian Base Prospectus or any document incorporated by reference therein has been filed with or receipted by the Reviewing Authority, or of the filing with, or mailing or the delivery to, the Commission for filing of any amendment of the Registration Statement or supplement to the U.S. Base Prospectus.

(c) (A) During the Prospectus Delivery Period, the Company will comply as far as it is able with all requirements imposed upon it by the Securities Act, as now and hereafter amended, and by the Rules and Regulations, as from time to time in force, by the Exchange Act and by Canadian Securities Laws so far as necessary to permit the continuance of sales of or dealings in the Securities as contemplated by the provisions hereof, the Time of Sale Disclosure Package and the Final Prospectuses. If during such period any event shall occur or condition shall exist as a result of which the Final Prospectuses (or if the Final Prospectuses are not yet available to prospective purchasers, the Time of Sale Disclosure Package) would include a misrepresentation as defined under Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact necessary or appropriate as determined by the Company or its counsel or the Representatives or counsel to the Underwriters to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend the Registration Statement or supplement the Final Prospectuses (or, if the Final Prospectuses are not yet available to prospective purchasers, the Time of Sale Disclosure Package) to comply with the Securities Act or to file under the Exchange Act or under Canadian Securities Laws any document which would be deemed to be incorporated by reference in the Final Prospectuses in order to comply with the Securities Act, the Exchange Act or Canadian Securities Laws, the Company will promptly notify the Representatives and will amend the Registration Statement or supplement the Final Prospectuses (or, if the Final Prospectuses are not yet available to prospective purchasers, the Time of Sale Disclosure Package) or file such document (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(B) If, at any time following issuance of an Issuer Free Writing Prospectus, there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any Statutory Prospectus or the Final Prospectuses relating to the Securities or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company (x) has promptly notified or promptly will notify the Representatives of such conflict, untrue statement or omission, (y) has promptly amended or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission and (z) has notified or promptly will notify you when such amendment or supplement was or is filed with the Commission where so required to be filed.

(d) The Company shall cooperate with the Representatives and their counsel in endeavoring to qualify the Securities for sale under the securities laws of such jurisdictions as the Representatives shall reasonably designate and to continue such qualifications in effect so long as required for the distribution of the Securities, except that the Company shall not be required in connection therewith to qualify as a foreign corporation , file a prospectus, registration statement or similar disclosure document with any regulatory authority or to execute a general consent to service of process in any state.

(e) During the Prospectus Delivery Period, the Company will furnish or make available to the Underwriters and counsel for the Underwriters, at the Company’s expense, copies of the Registration Statement (which will include three complete manually signed copies of the Registration Statement and all consents and exhibits filed therewith), and to the Underwriters and any dealer each Preliminary Prospectus, the Time of Sale Disclosure Package, the Final Prospectuses, the Issuer Free Writing Prospectus, and all amendments and supplements to such documents, in each case as soon as available and in such quantities as the Representatives may from time to time reasonably request.

(f) During a period of five years commencing with the date hereof, the Company will furnish or make available to the Underwriters copies of all periodic and other reports furnished to the shareholders of the Company and all information, documents and reports filed with the Commission or the Qualifying Authorities (other than any such information, documents and reports that are filed with the Commission electronically via EDGAR and with Canadian securities regulatory authorities via SEDAR, or any successor systems).

(g) The Company will make generally available to its security holders as soon as practicable, but in no event later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement (which need not be audited) covering a 12-month period that shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations.

(h) The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is prevented from becoming effective under the provisions of Section 8(a) hereof or is otherwise terminated (but subject to clause I below), will pay or cause to be paid (A) all expenses (including transfer taxes allocated to the respective transferees) incurred in connection with the delivery to the Underwriters of the Securities, (B) all expenses and fees (including, without limitation, fees and expenses of the Company’s accountants and counsel but, except as otherwise provided below, not including fees of the Underwriters’ counsel) in connection with the preparation, printing, filing, delivery, and shipping of the Registration Statement (including the financial statements therein and all amendments, schedules, and exhibits thereto), the Securities, each Preliminary Prospectus, the Time of Sale Disclosure Package, the Final Prospectuses, any Issuer Free Writing Prospectus and any amendment thereof or supplement thereto, and the printing, delivery, and shipping of this Agreement and other underwriting documents, including Blue Sky Memoranda (covering the states and other applicable jurisdictions), (C) all filing fees and fees and disbursements of the Underwriters’ counsel incurred in connection with the qualification of the Securities for offering and sale by the Underwriters or by dealers under the securities or blue sky laws of the states and other jurisdictions which the Representatives shall designate, (D) the fees and expenses of any transfer agent or registrar, (E) the filing fees and reasonable fees and disbursements of Underwriters’ counsel incident to any required review and approval by FINRA of the terms of the sale of the Securities, (F) listing fees, if any, (G) the cost and expenses of the Company relating to investor presentations or any “roadshow” undertaken in connection with the marketing of the Securities, (H) all other costs and expenses of the Company incident to the performance of its obligations hereunder that are not otherwise specifically provided for herein and (I) all other reasonable costs and expenses of the Underwriters (including fees and disbursements of counsel) incident to the performance of its obligations hereunder not otherwise specifically provided for herein, provided however such costs and expenses provided for in this clause (I) shall not exceed $150,000 in the aggregate. If this Agreement is terminated by the Representatives pursuant to Section 8(a) hereof or if the sale of the Securities provided for herein is not consummated by reason of any failure, refusal or inability on the part of the Company to perform any agreement on its part to be performed, or because any other condition of the Underwriters’ obligations hereunder required to be fulfilled by the Company is not fulfilled, the Company will reimburse the several Underwriters for all out-of-pocket accountable disbursements (including but not limited to fees and disbursements of counsel, printing expenses, travel expenses, postage, facsimile and telephone charges) incurred by the Underwriters in connection with their investigation, preparing to market and marketing the Securities or in contemplation of performing their obligations hereunder.

(i) The Company will apply the net proceeds from the sale of the Securities to be sold by it hereunder for the purposes set forth in the Time of Sale Disclosure Package and in the Final Prospectuses.

(j) The Company will not, without the prior written consent of the Representatives, from the date of execution of this Agreement and continuing to and including the date 90 days after the date of the Final Prospectuses (the “Lock-Up Period”), (A) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive Common Shares (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, except for (A) sales of the Securities to the Underwriters pursuant to this Agreement, (B) grants of options or the issuance of shares of Common Shares by the Company pursuant to equity incentive plans described in the Time of Sale Disclosure Package, (C) issuance of shares upon exercise or conversion of securities outstanding as of the date hereof and (D) issuance of shares or convertible securities in connection with an arm’s length corporate alliance, partnership, merger or acquisition transaction. The Company agrees not to accelerate the vesting of any option or warrant or the lapse of any repurchase right prior to the expiration of the Lock-Up Period. If (1) during the last 17 days of the Lock-Up Period, (a) the Company issues an earnings release, (b) the Company publicly announces material news or (c) a material event relating to the Company occurs; or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, then the restrictions in this Agreement, unless otherwise waived by the Representatives in writing, shall continue to apply until the expiration of the date that is 18 calendar days after the date on which (a) the Company issues the earnings release, (b) the Company publicly announces material news or (c) a material event relating to the Company occurs; provided, however, that this sentence shall not apply if the research published or distributed on the Company is compliant under Rule 139 of the Securities Act, and the Company’s securities are actively traded as defined in Rule 101(c)(1) of Regulation M of the Exchange Act. The Company will provide the Representatives and each person subject to the Lock-Up Agreement (as defined below) with prior notice of any such announcement that gives rise to the extension of the Lock-Up Period.

(k) The Company has caused to be delivered to the Representatives prior to the date of this Agreement a letter, in the form of Exhibit A hereto (the “Lock-Up Agreement”), from each of the Company’s directors and officers identified on Schedule IV. The Company will enforce the terms of each Lock-Up Agreement and issue stop-transfer instructions to the transfer agent for the Common Shares with respect to any transaction or contemplated transaction that would constitute a breach of or default under the applicable Lock-Up Agreement. If the Representatives, in their sole discretion, agrees to release or waive the restrictions of any Lock-Up Agreement between an officer or director of the Company and the Representatives and provide the Company with notice of the impending release or waiver at least three business days before the effective date of such release or waiver, the Company agrees to announce the impending release or waiver by means of a press release substantially in the form of Exhibit B hereto, issued through a major news service, at least two business days before the effective date of the release or waiver.

(l) The Company has not taken and will not take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities, and has not effected any sales of Common Shares which would be required to be disclosed in response to Item 701 of Regulation S-K under the Securities Act if applicable to the Company which have not been so disclosed in the Registration Statement.

(m) Other than as contemplated by this Agreement, the Company will not incur any liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(n) During the Prospectus Delivery Period, the Company will file on a timely basis with the Commission such periodic and special reports as required by the Rules and Regulations and with the Canadian securities regulatory authorities such continuous disclosure documents as required by Canadian Securities Laws.

(o) During the Prospectus Delivery Period, the Company and its subsidiaries will maintain such controls and other procedures, including without limitation those required by Sections 302 and 906 of the Sarbanes-Oxley Act and the applicable regulations thereunder and Canadian Securities Laws, that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and applicable Canadian Securities Laws, including without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and under Canadian Securities Laws is accumulated and communicated to the Company’s management, including its principal executive officer and its principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, to ensure that material information relating to the Company and its subsidiaries is made known to them by others within those entities.

(p) During the Prospectus Delivery Period, the Company and its subsidiaries will comply with all applicable provisions of the Sarbanes-Oxley Act.

(q) The Company represents and agrees that, unless it obtains the prior written consent of the Representatives, and each Underwriter severally represents and agrees that, unless it obtains the prior written consent of the Company and the Representatives, it has not made and will not make any offer relating to the Securities that would constitute an “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405 under the Securities Act, required to be filed with the Commission; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the free writing prospectuses included in Schedule II. Any such free writing prospectus consented to by the Company and the Representatives is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it has treated or agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping.

(r) Following completion of the Company’s fiscal year ending December 31, 2012, the Company shall make a determination as to whether it was a “passive foreign investment company” within the meaning of Section 1297(a) of the Code, for the preceding fiscal year, including any qualifications, and the Company shall promptly report such determination in the next filing of an annual report with the SEC. If requested by a shareholder, the Company shall provide such shareholder with the necessary information to make a “qualified electing fund” election as defined under the Code; provided, however, that nothing in this Section 4(o) shall be interpreted as an undertaking to qualify as a “passive foreign investment company.”

5. Conditions of Underwriters’ Obligations. The obligations of the several Underwriters hereunder are subject to the accuracy, as of the date hereof and at each of the First Closing Date and the Second Closing Date (as if made at such closing date), of and compliance with all representations, warranties and agreements of the Company contained herein, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a) The Company is relying upon the rules and procedures established pursuant to the Canadian Shelf Procedures. The Canadian Preliminary Base Prospectus and the Canadian Base Prospectus have been filed with the Qualifying Authorities and the Receipt has been issued by the Reviewing Authority in its capacity as principal regulator under the Passport System on its own behalf and on behalf of the other Qualifying Authorities relating to the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus, respectively, and has not been revoked. The Canadian Final Prospectus Supplement shall have been filed with the Qualifying Authorities within the applicable time period prescribed hereby and in accordance with the Canadian Shelf Procedures; all other steps or proceedings shall have been taken that may be necessary in order to qualify the Securities for distribution to the public in each of the Qualifying Jurisdictions; and no order cease trading or suspending the distribution of the Securities shall have been issued by any of the Qualifying Authorities and no proceedings for that purpose shall have been instituted or threatened, and any request on the part of any Qualifying Authority for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters.

(b) The Company shall have filed the U.S. Final Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus required to be filed under the Securities Act or the Rules and Regulations with the Commission in accordance with General Instruction II.L of Form F-10 or as otherwise required and within the time period so required; the Registration Statement shall remain effective; no stop order suspending the effectiveness of the Registration Statement or any part thereof, or any amendment thereof, nor suspending or preventing the use of the Time of Sale Disclosure Package, the U.S. Final Prospectus or any Issuer Free Writing Prospectus shall have been issued; no proceedings for the issuance of such an order shall have been initiated or threatened; and any request of the Commission for additional information (to be included in the Registration Statement, the Time of Sale Disclosure Package, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or otherwise) shall have been complied with to the satisfaction of the Representatives.

(c) No Underwriter shall have advised the Company that (i) the Registration Statement or any amendment thereof or supplement thereto, or the Canadian Final Prospectus, contains an untrue statement of a material fact which, in the view of counsel to the Representatives, is material or omits to state a material fact which, in the view of counsel to the Representatives, is required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Time of Sale Disclosure Package or the Final Prospectuses, or any amendment thereof or supplement thereto, or any Issuer Free Writing Prospectus contains an untrue statement of fact which, in the view of counsel to the Representatives, is material, or omits to state a fact which, in the view of counsel to the Representatives, is material and is required to be stated therein, or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(d) Except as contemplated in the Time of Sale Disclosure Package and in the Final Prospectuses, subsequent to the respective dates as of which information is given in the Time of Sale Disclosure Package, neither the Company nor any of its subsidiaries shall have incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions, or declared or paid any dividends or made any distribution of any kind with respect to its capital stock; and there shall not have been any change in the capital stock (other than a change in the number of outstanding shares of Common Shares due to the issuance of shares upon the exercise of outstanding options or warrants or conversion of convertible securities), or any material change in the short-term or long-term debt of the Company (other than as a result of the conversion of convertible securities), or any issuance of options, warrants, convertible securities or other rights to purchase the capital stock of the Company or any of its subsidiaries, or any Material Adverse Change or any development involving a prospective Material Adverse Change (whether or not arising in the ordinary course of business) or any loss by strike, fire, flood, earthquake, accident or other calamity, whether or not covered by insurance, incurred by the Company or any subsidiary, the effect of which, in any such case described above, in your judgment, that, in the judgment of the Representatives, makes it impractical or inadvisable to offer or deliver the Securities on the terms and in the manner contemplated in the Time of Sale Disclosure Package and in the Final Prospectuses.

(e) On or after the Time of Sale (i) no downgrading shall have occurred in the rating accorded any of the Company’s securities by any “nationally recognized statistical organization,” as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act, and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s securities.

(f) On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, the opinion of Norton Rose Canada LLP, Canadian counsel for the Company, dated such closing date and addressed to the Representatives in substantially the form attached hereto as Exhibit C.

(g) On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, the opinion of Dorsey & Whitney LLP, U.S. counsel for the Company, dated such closing date and addressed to the Representatives in substantially the form attached hereto as Exhibit D.

(h) On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, the opinion of Kilpatrick Townsend & Stockton LLP, Intellectual Property counsel for the Company, dated such closing date and addressed to the Representatives in substantially the form attached hereto as Exhibit E.

(i) On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, the opinion of Harridyal-Sodha & Associates, Barbados counsel for Oncolytics Biotech (Barbados) Inc., dated such closing date and addressed to the Representatives in substantially the form attached hereto as Exhibit F.

(j) On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, the negative assurance letter of Dechert LLP, counsel for the Underwriters, dated such closing date and addressed to the Representatives, in form and substance reasonably satisfactory to the Representatives.

(k) On the date of this Agreement, the First Closing Date and the Second Closing Date, as the case may be, the Underwriters shall have received a letter of Ernst & Young LLP, dated such date and addressed to the Representatives, confirming that they are independent public accountants within the meaning of the Securities Act, are in compliance with the applicable requirements relating to the qualifications of accountants under Rule 2-01 of Regulation S-X of the Commission, are in good standing with the Canadian Public Accountability Board and stating, as of the date of such letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Time of Sale Disclosure Package, as of a date not prior to the date hereof or more than five days prior to the date of such letter), the conclusions and findings of said firm with respect to the financial information and other matters covered by its letter delivered to the Underwriters concurrently with the execution of this Agreement, and the effect of the letter so to be delivered on the First Closing Date and the Second Closing Date, as the case may be, shall be to confirm the conclusions and findings set forth in such prior letter, each in form and substance reasonably satisfactory to the Representatives.

(l) On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, a certificate, dated such closing date and addressed to the Representatives, signed by the chief executive officer and by the chief financial officer of the Company, to the effect that:

(i) The representations and warranties of the Company in this Agreement are true and correct, as if made at and as of such closing date, and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such closing date;

(ii) No stop order, cease trade order or other order suspending the effectiveness of the Registration Statement or any part thereof or any amendment thereof or the qualification of the Securities for offering or sale under Canadian Securities Laws, nor suspending or preventing the use of the Time of Sale Disclosure Package, the Final Prospectuses or any Issuer Free Writing Prospectus, has been issued, and no proceeding for that purpose has been instituted or, to the best of their knowledge, is contemplated by the Commission, any Qualifying Authority or any state, provincial or regulatory body; and

(iii) The signers of said certificate have reviewed the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, and any amendments thereof or supplements thereto, and

(A) each part of the Registration Statement and the Final Prospectuses, and any amendments thereof or supplements thereto contain, and contained when such part of the Registration Statement, or any amendment thereof, became effective, all statements and information required to be included therein pursuant to the applicable requirements of Form F-10, the Securities Act and the Rules and Regulations, the Registration Statement, or any amendment thereof, does not contain and did not contain when such part of the Registration Statement, or any amendment thereof, became effective, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, except that such statement shall not apply to statements in or omissions from the Registration Statement, or any amendment thereof, based upon and in conformity with written information furnished to the Company by any Underwriter specifically for use therein, and the Final Prospectuses, as amended or supplemented, does not include and did not include as of its date or the time of first use within the meaning of the Rules and Regulations, any untrue statement of material fact or omit to state and did not omit to state as of its date or the time of first use within the meaning of the Rules and Regulations a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that such statement shall not apply to statements in or omissions from the Final Prospectuses, as amended or supplemented, based upon and in conformity with written information furnished to the Company by any Underwriter specifically for use therein,

(B) At the time of filing thereof with the Qualifying Authorities and at the First Closing Date and the Second Closing Date, the Canadian Preliminary Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) constituted and will constitute full, true and plain disclosure of all material facts relating to the Securities and the Company and its subsidiaries, taken as a whole, and did not and will not contain a misrepresentation, as defined under Canadian Securities Laws, and did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that such statement shall not apply to statements in or omissions from the Canadian Preliminary Prospectus and the Canadian Final Prospectus, or any amendment thereof, based upon and in conformity with written information furnished to the Company by any Underwriter specifically for use therein.

(C) neither (1) the Time of Sale Disclosure Package nor (2) any individual Issuer Limited-Use Free Writing Prospectus, when considered together with the Time of Sale Disclosure Package, include, nor included as of the Time of Sale any untrue statement of a material fact or omits, or omitted as of the Time of Sale, to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that such statement shall not apply to statements in or omissions from the Time of Sale Disclosure Package or any Individual Limited-Use Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter specifically for use therein,

(D) since the Time of Sale there has occurred no event required to be set forth in an amended or supplemented prospectus which has not been so set forth,

(E) subsequent to the respective dates as of which information is given in the Registration Statement, the Time of Sale Disclosure Package and Final Prospectuses, the Company has not incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions, not in the ordinary course of business, or declared or paid any dividends or made any distribution of any kind with respect to its capital stock, and except as disclosed in the Time of Sale Disclosure Package and in the Final Prospectuses, there has not been any change in the share capital (other than a change in the number of outstanding shares of Common Shares due to the issuance of shares upon the exercise of outstanding options or warrants or upon conversion of convertible securities), or any material change in the short term or long term debt, or any issuance of options, warrants, convertible securities or other rights to purchase the capital stock, of the Company (other than issuances of options under the Company’s existing stock option plans) or any Material Adverse Change or any development involving a prospective Material Adverse Change (whether or not arising in the ordinary course of business), and

(F) except as stated in the Registration Statement, the Time of Sale Disclosure Package and in the Final Prospectuses, there is not pending, or, to the knowledge of the Company, threatened or contemplated, any action, suit or proceeding to which the Company is a party before or by any court or governmental agency, authority or body, or any arbitrator, which could reasonably be expected to result in any Material Adverse Change.

(m) The Underwriters shall have received all the Lock-Up Agreements referenced in Section 4(k) and the Lock-Up Agreements shall remain in full force and effect.

(n) The Company shall have furnished to the Underwriters such additional documents, certificates and evidence as the Representatives may have reasonably requested.

(o) At the First Closing Date, the Company shall have submitted to NASDAQ a Notification Form: Listing of Additional Shares related to the Securities and shall have received the conditional approval of The Toronto Stock Exchange for the issuance and listing of the Securities (subject only to customary post-closing document delivery requirements).

(p) The Underwriters shall have received on the First Closing Date a certificate of the Secretary of the Company.

(q) On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, a certificate of the Chief Financial Officer of the Company, dated such closing date, in form and substance reasonably satisfactory to the Representatives.

(r) The Underwriters shall not have received any unresolved objection from FINRA as to the fairness and reasonableness of the amount of compensation allowable or payable to the Underwriters in connection with the issuance and sale of the Securities.

(s) At the First Closing Date and the Second Closing Date, as the case may be, counsel for the Underwriters shall have been furnished with such information, certificates and documents as it may reasonably require for the purpose of enabling it to pass upon the issuance and sale of the

Securities as contemplated herein and related proceedings, or to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained, or otherwise in connection with the offering of the Securities contemplated hereby.

All such opinions, certificates, letters and other documents mentioned above and elsewhere in this Agreement will be in compliance with the provisions hereof only if they are satisfactory in form and substance to the Representatives and counsel for the Underwriters. The Company will furnish the Underwriters with such conformed copies of such opinions, certificates, letters and other documents as the Representatives shall reasonably request.

6. Indemnification and Contribution.

(a) The Company agrees to indemnify and hold harmless the several Underwriters, their affiliates, directors and officers and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any losses, claims, damages or liabilities, joint or several, to which the Underwriters may become subject, under the Securities Act, Canadian Securities Laws or otherwise (including in settlement of any litigation if such settlement is effected with the written consent of the Company), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a misrepresentation as defined under Canadian Securities Laws or an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, including any information deemed to be a part of the Registration Statement at the time of effectiveness and at any subsequent time pursuant to the Rules and Regulations, if applicable, any Preliminary Prospectuses, the Time of Sale Disclosure Package, the Final Prospectuses, or any amendment or supplement thereto, any Issuer Free Writing Prospectus or in any materials or information provided to investors by, at the instruction of, the Company in connection with the marketing of the offering of the Common Shares (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Underwriters for any legal or other expenses reasonably incurred by them in connection with investigating or defending against such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, any Preliminary Prospectuses, the Time of Sale Disclosure Package, the Final Prospectuses, or any such amendment or supplement, any Issuer Free Writing Prospectus or in any Marketing Materials, in reliance upon and in conformity with written information provided in writing to the Company by any Underwriter specifically for use in the preparation thereof; it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 6(f).

(b) Each Underwriter, severally and not jointly, will indemnify and hold harmless the Company, its affiliates, directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act, from and against any losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act, Canadian Securities Laws or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Underwriter), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a misrepresentation as defined under Canadian Securities Laws or an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectuses, the Time of Sale Disclosure Package, the Final Prospectuses, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any Preliminary Prospectuses, the Time of Sale Disclosure Package, the Final Prospectuses, or any such amendment or supplement, or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information provided in writing to the Company by any Underwriter specifically for use in the preparation thereof; (it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 6(f), and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending against any such loss, claim, damage, liability or action as such expenses are incurred.

(c) Promptly after receipt by an indemnified party under Section 6(a) or 6(b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party except to the extent such indemnifying party has been materially prejudiced by such failure (through the forfeiture of substantive rights or defenses). In case any such action shall be brought against any indemnified party, and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of the indemnifying party’s election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that if, in the sole judgment of the Representatives, it is advisable for the Underwriters to be represented as a group by separate counsel, the Representatives shall have the right to employ a single counsel (in addition to local counsel) to represent the Representatives and all Underwriters who may be subject to liability arising from any claim in respect of which indemnity may be sought by the Underwriters under subsection (a) or (b) of this Section 6, in which event the reasonable fees and expenses of such separate counsel shall be borne by the indemnifying party or parties and reimbursed to the Underwriters as incurred. An indemnifying party shall not be obligated under any settlement agreement relating to any action under this Section 6 to which it has not agreed in writing. In addition, no indemnifying party shall, without the prior written consent of the indemnified party (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened proceeding unless such settlement includes an unconditional release of such indemnified party for all liability on claims that are the subject matter of such proceeding and does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party. Notwithstanding the foregoing, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel pursuant to this Section 6(c), such indemnifying party agrees that it shall be liable for any settlement effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(d) If the indemnification provided for in this Section 6 is unavailable or insufficient to hold harmless an indemnified party under Section 6(a) or 6(b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in Section 6(a) or 6(b) above, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriter, in each case as set forth in the table on the cover page of the U.S. Final Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relevant intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 6(d) were to be determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this Section 6(d). The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this Section 6(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending against any action or claim which is the subject of this Section 6(d). Notwithstanding the provisions of this Section 6(d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the Securities purchased by it hereunder exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this Section 6(d) to contribute are several in proportion to their respective underwriting obligations and not joint. The remedies provided for in this Section 6 are not exclusive and shall not limit any rights or remedies that might otherwise be available to any indemnified party at law or in equity.

(e) The obligations of the Company under this Section 6 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Securities Act; and the obligations of the Underwriters under this Section 6 shall be in addition to any liability that the Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each director of the Company (including any person who, with his consent, is named in the Registration Statement as about to become a director of the Company), to each officer of the Company who has signed the Registration Statement and to each person, if any, who controls the Company within the meaning of the Securities Act.

(f) The Underwriters confirm and the Company acknowledges that the statements with respect to the public offering of the Securities by the Underwriters set forth in the third, fourteenth and fifteenth paragraphs under the caption “Underwriting” in the Time of Sale Disclosure Package and in the Final Prospectuses are correct and constitute the only information concerning such Underwriters furnished in writing to the Company by or on behalf of the Underwriters specifically for use in the Registration Statement, any Preliminary Prospectuses, the Time of Sale Disclosure Package, the Final Prospectuses or any Issuer Free Writing Prospectus.

7. Representations and Agreements to Survive Delivery. All representations, warranties, and agreements of the Company herein or in certificates delivered pursuant hereto, including but not limited to the agreements of the Underwriters and the Company contained in Section 6 hereof, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriters or any controlling person thereof, or the Company or any of its officers, directors, or controlling persons, or any controlling person thereof, and shall survive delivery of, and payment for, the Securities to and by the Underwriters hereunder.

8. Termination of this Agreement.

(a) The Representatives shall have the right to terminate this Agreement by giving notice to the Company as hereinafter specified at any time at or prior to the First Closing Date, and the option referred to in Section 3(b), if exercised, may be cancelled at any time prior to the Second Closing Date, if (i) the Company shall have failed, refused or been unable, at or prior to such Closing Date, to perform any agreement on its part to be performed hereunder, (ii) any condition of the Underwriters’ obligations hereunder is not fulfilled, (iii) trading in the Company’s Common Shares shall have been suspended by the Commission, The NASDAQ Stock Market or the TSX or trading in securities generally on the NASDAQ Stock Market, TSX, New York Stock Exchange or the NYSE MKT shall have been suspended, (iv) minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the NASDAQ Stock Market, TSX, New York Stock Exchange or the NYSE MKT, by such Exchange or by order of the Commission or any other Governmental Authority having jurisdiction, (v) a banking moratorium shall have been declared by U.S. federal, Canadian federal or New York state authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States, or (vi) there shall have occurred any attack on, outbreak or escalation of hostilities or act of terrorism involving, the United States, any declaration by the United States of a national emergency or war, any material change in financial markets, any substantial change or development involving a prospective substantial change in United States or international political, financial or economic conditions, or any other calamity or crisis that, in the Underwriters’ judgment, is material and adverse and makes it impractical or inadvisable to proceed with the completion of the sale of and payment for the Securities. Any such termination shall be without liability of any party to any other party except that the provisions of Section 4(g) and Section 6 hereof shall at all times be effective and shall survive such termination.

(b) If the Representatives elect to terminate this Agreement as provided in this Section 8, the Company shall be notified promptly by the Representatives by telephone, confirmed by letter.

9. Default by the Company or One or More Underwriters

(a) If the Company shall fail at the First Closing Date to sell and deliver the number of Securities which it is obligated to sell hereunder, then this Agreement shall terminate without any liability on the part of the Underwriters or, except as provided in Section 4(h) and Section 6 hereof, any non defaulting party. No action taken pursuant to this Section 10 shall not relieve the Company from liability, if any, in respect of such default.

(b) If any Underwriter or Underwriters shall fail to take up and pay for the amount of Firm Shares agreed by such Underwriter or Underwriters to be purchased hereunder, upon tender of such Firm Shares in accordance with the terms hereof, and the amount of Firm Shares not purchased does not aggregate more than 10% of the total amount of Firm Shares set forth in Schedule I hereto, the remaining Underwriters shall be obligated to take up and pay for (in proportion to their respective underwriting obligations hereunder as set forth in Schedule I hereto except as may otherwise be determined by the Representatives) the Firm Shares that the withdrawing or defaulting Underwriters agreed but failed to purchase

(c) If any Underwriter or Underwriters shall fail to take up and pay for the amount of Firm Shares agreed by such Underwriter or Underwriters to be purchased hereunder, upon tender of such Firm Shares in accordance with the terms hereof, and the amount of Firm Shares not purchased aggregates more than 10% of the total amount of Firm Shares set forth in Schedule I hereto, and arrangements satisfactory to the Representatives for the purchase of such Firm Shares by other persons are not made within 36 hours thereafter, this Agreement shall terminate. In the event of any such termination the Company shall not be under any liability to any Underwriter (except to the extent provided in Section 4(h) and Section 6 hereof) nor shall any Underwriter (other than an Underwriter who shall have failed, otherwise than for some reason permitted under this Agreement, to purchase the amount of Firm Shares agreed by such Underwriter to be purchased hereunder) be under any liability to the Company (except to the extent provided in Section 6 hereof).

(d) If Firm Shares to which a default relates are to be purchased by the non-defaulting Underwriters or by any other party or parties, the Representatives or the Company shall have the right to postpone the First Closing Date for not more than seven business days in order that the necessary changes in the Registration Statement, in the Time of Sale Disclosure Package, in the Final Prospectuses or in any other documents, as well as any other arrangements, may be effected. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 9.

10. Notices. Except as otherwise provided herein, all communications hereunder shall be in writing and, if to the Underwriters, shall be mailed via overnight delivery service or hand via courier (i) c/o Piper Jaffray & Co., U.S. Bancorp Center, 800 Nicollet Mall, Minneapolis, Minnesota 55402, Attention: General Counsel and (ii) c/o Wedbush Securities Inc., One Bush Street, 17th Floor, San Francisco, California 94104, with a copy to Dechert LLP, 1095 Avenue of the Americas, New York, New York 10036, Attention: David S. Rosenthal; and if to the Company, shall be mailed or delivered to Oncolytics Biotech Inc., 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada T2N 1X7, Attention: Chief Executive Officer, with a copy to Dorsey & Whitney LLP, 1400 Wewatta, Suite 400, Denver, Colorado 80202, Attention: Jason K. Brenkert. Any party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose.

11. Agent for Service; Submission to Jurisdiction; Waiver of Immunities. By the execution and delivery of this Agreement, the Company (a) acknowledges that it has, by separate written instrument, irrevocably designated and appointed C T Corporation System (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any U.S. federal or state court in the State of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (b) submits to the jurisdiction of any New York state or U.S. federal court located in the Borough of Manhattan, the City of New York, New York, in any suit or proceeding arising out of or related to this Agreement, and (c) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company (mailed or delivered to CT Corporation at 111 Eighth Avenue, New York, NY, 10011, U.S.A.), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take all commercially reasonable action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect for such periods required by Form F-X. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

12. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns and the controlling persons, officers and directors referred to in Section 6. Nothing in this Agreement is intended or shall be construed to give to any other person, firm or corporation any legal or equitable remedy or claim under or in respect of this Agreement or any provision herein contained. The term “successors and assigns” as herein used shall not include any purchaser, as such purchaser, of any of the Securities from any of the several Underwriters.

13. Absence of Fiduciary Relationship. The Company acknowledges and agrees that: (a) the Underwriters have been retained solely to act as underwriters in connection with the sale of the Securities and that no fiduciary, advisory or agency relationship between the Company and the Underwriters has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether the Underwriters have advised or are advising the Company on other matters; (b) the price and other terms of the Securities set forth in this Agreement were established by the Company following discussions and arms-length negotiations with the Underwriters and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement; (c) it has been advised that the Underwriters and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Underwriters have no obligation to disclose such interest and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; (d) it has been advised that the Underwriters are acting, in respect of the transactions contemplated by this Agreement, solely for the benefit of the Representatives and the other Underwriters, and not on behalf of the Company; (e) it waives to the fullest extent permitted by law, any claims it may have against the Underwriters for breach of fiduciary duty or alleged breach of fiduciary duty in respect of any of the transactions contemplated by this Agreement and agrees that the Underwriters shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of the Company.

14. Governing Law; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates) and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

15. Counterparts. This Agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original and all such counterparts shall together constitute one and the same instrument.

16. General Provisions. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

[Signature Page Follows]

Please sign and return to the Company the enclosed duplicates of this Agreement whereupon this Agreement will become a binding agreement between the Company and the several Underwriters in accordance with its terms.

Very truly yours,

ONCOLYTICS BIOTECH INC.

By:	/s/ Brad Thompson
Title:	Chief Executive Officer

The foregoing Purchase Agreement

is hereby confirmed and accepted as

of the date first above written, on behalf of

themselves and the other several

Underwriters named in Schedule I hereto.

PIPER JAFFRAY & CO.

By:	/s/ David W. Stadinski
Name:	David W. Stadinski
Title:	Managing Director

WEDBUSH SECURITIES INC.

By:	/s/ Gregory Chow
Name:	Gregory Chow
Title:	Managing Director

SCHEDULE I

Underwriter	Number of Firm Shares to be Purchased(1)
Piper Jaffray & Co.	3,200,000
Wedbush Securities Inc.	2,400,000
Paradigm Capital Inc.	2,400,000
Total:	8,000,000

(1)	The Underwriters may purchase up to an additional 1,200,000 Option Shares, to the extent the option described in Section 3(b) of the Agreement is exercised, in the proportions and in the manner described in the Agreement.

SCHEDULE II

Issuer General Free Writing Prospectuses

None.

SCHEDULE III

Pricing Information

Number of Firm Shares to be Issued: 8,000,000

Offering Price: $4.00 per share

Underwriting Discounts and Commissions: 6.00%

Number of Option Shares: 1,200,000

SCHEDULE IV

Executive Officers and Directors Subject to Lock-Up

Officers:

Bradley G. Thompson

Kirk Look

Matthew C. Coffey

Mary Ann Dillahunty

George M. Gill

Alan J. Tuchman

Alan Warrander

Directors:

Jim Dinning

Ed Levy

J. Mark Lievonen

Robert B. Schultz

Fred A. Stewart

Ger van Amersfoort

EXHIBIT A

Form of Lock-Up Agreement

February [—], 2013

PIPER JAFFRAY & CO.

WEDBUSH SECURITIES INC.

As Representatives of the underwriters named in

the Purchase Agreement referred to below

c/o Piper Jaffray & Co.

800 Nicollet Mall, Suite 800

Minneapolis, MN 55402

Dear Sirs:

As an inducement to the underwriters (the “Underwriters”) to execute a purchase agreement (the “Purchase Agreement”) providing for a public offering (the “Offering”) of common shares, no par value per share (the “Common Shares”), of Oncolytics Biotech Inc. and any successor (by merger or otherwise) thereto (the “Company”), the undersigned hereby agrees that without, in each case, the prior written consent of Piper Jaffray & Co. and Wedbush Securities Inc., as representatives for the Underwriters (the “Representatives”), during the period specified in the second succeeding paragraph (the “Lock-Up Period”), the undersigned will not: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive Common Shares (including without limitation, Common Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired (the “Undersigned’s Securities”); (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares; or (4) publicly disclose the intention to do any of the foregoing.

The undersigned agrees that the foregoing restrictions preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Securities even if such Securities would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Securities or with respect to any security that includes, relates to, or derives any significant part of its value from such Securities.

The initial Lock-Up Period will commence on the date of this Agreement and continue up to and including the ninetieth (90th) day after the date of the final prospectus used to sell Common Shares in the Offering pursuant to the Purchase Agreement; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the initial Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of such earnings results or material news, or the occurrence of such material event, as applicable, unless the Representatives, waive, in writing, such extension.

The undersigned hereby acknowledges that the Company will be requested to agree in the Purchase Agreement to provide written notice to the undersigned of any event that would result in an extension of the Lock-Up Period pursuant to the previous paragraph and agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Agreement during the period from the date of this Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.

If the undersigned is an officer or director of the Company, (i) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Common Shares, the Representatives will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Purchase Agreement to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if both (a) the release or waiver is effected solely to permit a transfer not for consideration, and (b) the transferee has agreed in writing to be bound by the same terms described in this letter that are applicable to the transferor, to the extent and for the duration that such terms remain in effect at the time of the transfer. The undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed Common Shares that the undersigned may purchase in the offering.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Securities (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (iii) if the undersigned is a corporation, partnership, limited liability company, trust or other business entity (1) transfers to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned or (2) distributions of Common Shares or any security convertible into or exercisable for Common Shares to limited partners, limited liability company members or stockholders of the undersigned, (iv) if the undersigned is a trust, transfers to the beneficiary of such trust, (v) transfers by testate succession or intestate succession or (vi) pursuant to the Purchase Agreement; provided, in the case of clauses (i)-(v), that (x) such transfer shall not involve a disposition for value, (y) the transferee agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Agreement, and (z) no filing by any party under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be required or shall be made voluntarily in connection with such transfer. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, nor more remote than first cousin.

In addition, the foregoing restrictions shall not apply to (i) the exercise of stock options granted pursuant to the Company’s equity incentive plans granted before or after the date hereof; provided that it shall apply to any of the Undersigned’s Securities issued upon such exercise, except to the extent such Securities are withheld by the Company to cover tax liabilities, or (ii) the establishment of any contract, instruction or plan (a “Plan”) that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act; provided that no sales of the Undersigned’s Securities shall be made pursuant to such a Plan prior to the expiration of the Lock-Up Period (as such may have been extended pursuant to the provisions hereof), and such a Plan may only be established if no public announcement of the establishment or existence thereof and no filing with the Securities and Exchange Commission or other regulatory authority in respect thereof or transactions thereunder or contemplated thereby, by the undersigned, the Company or any other person, shall be required, and no such announcement or filing is made voluntarily, by the undersigned, the Company or any other person, prior to the expiration of the Lock-Up Period (as such may have been extended pursuant to the provisions hereof).

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of Common Shares if such transfer would constitute a violation or breach of this Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that upon request, the undersigned will execute any additional documents necessary to ensure the validity or enforcement of this Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that the undersigned shall be released from all obligations under this Agreement if (i) the Company notifies the Underwriters that it does not intend to proceed with the Offering, (ii) the Purchase Agreement does not become effective, or if the Purchase Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares to be sold thereunder, or (iii) the Offering is not completed by March 31, 2013.

The undersigned understands that the Underwriters are entering into the Purchase Agreement and proceeding with the Offering in reliance upon this Agreement.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

Printed Name of Holder

By:
Signature

Printed Name of Person Signing (and indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)

EXHIBIT B

Form of Company Press Release for Waivers or Releases

of Officer/Director Lock-Up Agreements

Oncolytics Biotech Inc.

[Date]

Oncolytics Biotech Inc. (the “Company”) announced today that Piper Jaffray and Wedbush PacGrow Life Sciences, the joint book-running managers, as representatives of the underwriters, are [waiving] [releasing] [a] lock-up restriction[s] with respect to an aggregate of [# of common shares] held by certain [officers] [directors] of the Company. These [officers] [directors] entered into lock-up agreements with Piper Jaffray and Wedbush PacGrow Life Sciences in connection with the Company’s public offering.

This [waiver] [release] will take effect on [date that is at least 2 business days following date of this press release].

This press release is not an offer for sale of the securities in the United States or in any other jurisdiction where such offer is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended.

EXHIBIT C

Form of Opinion of Canadian Company Counsel

EXHIBIT D

Form of Opinion of U.S. Company Counsel

EXHIBIT E

Form of Opinion of IP Counsel

EXHIBIT F

Form of Opinion of Barbados Counsel